UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.  )*

General Moly, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

370373102
(CUSIP Number)

Coghill Capital Management, LLC 233 South Wacker Drive, Suite 8400 Chicago, Illinois 60606 Tel: (312) 324-2011
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2014
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	370373102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Coghill Capital Management, LLC+*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,844,141

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

4,844,141

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,844,141

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%

14.	TYPE OF REPORTING PERSON

IA

This Schedule 13D is being filed to report information about Common Stock par value $0.001 per share of General Moly, Inc. that may be deemed to be beneficially owned by Coghill Capital Management, LLC, Clint D. Coghill and other private funds to which Coghill Capital Management, LLC serves as general partner or investment manager.

CUSIP No.	370373102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Clint D. Coghill+*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,844,141

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

4,844,141

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,844,141

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%

14.	TYPE OF REPORTING PERSON

IN, HC

This Schedule 13D is being filed to report information about Common Stock par value $0.001 per share of General Moly, Inc. that may be deemed to be beneficially owned by Coghill Capital Management, LLC, Clint D. Coghill and other private funds to which Coghill Capital Management, LLC serves as general partner or investment manager.  Mr. Coghill is the managing member of Coghill Capital Management, LLC, an entity which serves as the investment manager or general partner of private funds.

CUSIP No.	370373102

Item 1.	Security and Issuer.

This Schedule 13D relates to the shares of Common Stock, par value $0.001 per share (the “Common Stock”) of General Moly, Inc. (the “Issuer”).  The principal executive office of the Issuer is located at 1726 Cole Blvd., Suite 115, Lakewood, CO 80401.

Item 2.	Identity and Background.

(a)
This Schedule 13D is being filed by Coghill Capital Management, LLC+* (“CCM”) and Clint D. Coghill+* (“Coghill”), the managing member of CCM (CCM and Coghill are collectively referred to herein as the “Reporting Persons”).

(b)	The principal business address for each of the Reporting Persons is: 233 South Wacker Drive, Suite 8400 Chicago, Illinois 60606
(c)	The principal business of CCM is providing investment advisory services. The principal occupation of Coghill is operating a software company.

CCM acts as investment manager to private funds pursuant to an investment management agreement.  Because CCM shares voting and dispositive power over the shares of Common Stock of the Issuer by virtue of the aforementioned investment management agreement, CCM may be deemed to have a beneficial interest in the shares of Common Stock of the Issuer.  CCM disclaims beneficial ownership of the shares of Common Stock of the Issuer except to the extent of its pecuniary interest, if any, therein.

Coghill acts as the sole managing member of CCM and, as a result, may be deemed to control such entity.  Accordingly, Coghill may be deemed to have a beneficial interest in the shares of Common Stock of the Issuer by virtue of CCM’s indirect control of the private funds it manages and CCM’s power to vote and/or dispose of the shares of Common Stock of the Issuer.  Coghill disclaims beneficial ownership of the shares of Common Stock of the Issuer except to the extent of his respective pecuniary interest, if any, therein.

(d), (e)
None of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	The citizenship of each Reporting Person is as follows: CCM: Delaware limited liability company; and Coghill: United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds used for the acquisition of the shares of Common Stock of the Issuer came from the working capital and/or an affiliate of the Reporting Persons.

No borrowed funds were used to purchase the shares of Common Stock of the Issuer, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Common Stock of the Issuer held by the Reporting Persons was acquired for investment purposes only.  The acquisition of the Common Stock was made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

The Reporting Persons believe that the Common Stock of the Issuer does not reflect its true value.  The Reporting Persons have been in discussions with, and continue to be in discussions with, directors, officers, other management persons, employees of the Issuer and other shareholders of the Issuer regarding ways in which to maximize shareholder value, including, but not limited to, taking the Issuer private, or making changes to the Issuer’s capital structure or a possible financing or other business combination.  The Reporting Persons reserve the right to increase or decrease their position based on market conditions and developments with the Issuer.

Other than as expressly set forth above, the Reporting Persons have no plans or proposals as of the date of this filing which would relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the issuer; (b) any extraordinary corporate transaction involving the Issuer; (c) a sale or transfer of a material amount of assets of the issuer or any of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the operating policies or corporate structure of the Issuer; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto that may impede the acquisition of control by any person; (h) the Common Stock of the Issuer ceasing to be authorized to be quoted in the NASDAQ inter-dealer quotation system; (i) causing the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a), (b)
As of the date hereof, CCM may be deemed to be the beneficial owner of 4,844,141 shares of Common Stock, representing 5.3% of the Common Stock outstanding and deemed to be outstanding based upon the Issuer’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2014.

CCM has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 4,844,141 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 4,844,141 shares of Common Stock.

CCM specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of its pecuniary interest therein, if any.

As of the date hereof, Coghill may be deemed to be the beneficial owner of 4,844,141 shares of Common Stock, representing 5.3% of the Common Stock outstanding and deemed to be outstanding based upon the Issuer’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2014.

Coghill has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 4,844,141 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 4,844,141 shares of Common Stock.

Coghill specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of his pecuniary interest therein, if any.

The beneficial ownership totals reported in this Item 5 do not include the warrants described in Item 6 of this Schedule 13D.

(c)	There have not been any transactions by the Reporting Persons in the securities of the Issuer during the past 60 days.

(d)
Certain securities reported in this Schedule 13D are owned by advisory clients of CCM.  None of the advisory clients individually own more than 5% of the outstanding Common Stock of the Issuer.  Other than these advisory clients, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Shares reported in this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Issuer previously granted warrants to purchase up to 500,000 (five hundred thousand) shares of the Issuer's common stock at an exercise price of ten dollars ($10.00) per share to each of CCM Master Qualified Fund, Ltd. and Coghill Capital Management, LLC in connection with certain advice and support provided to the Issuer and as disclosed in the Issuer's Form 8-K filing dated November 23, 2007.  Under their terms, the warrants will only become exercisable on the date that the Issuer shall complete a financing that shall have been determined by the Issuer's Board of Directors to be sufficient to finance the commencement of commercial production at the Issuer's Mt. Hope project and will remain exercisable for a period of one year from that date.  In recognition of further advice and support on recent transactions and as disclosed in the Issuer's 8-K dated April 19, 2010, the Issuer agreed to amend the warrants originally issued to reduce the exercise price of the warrants from $10.00 per share to $5.00 per share.

Item 7.	Material to be Filed as Exhibits.

1. Joint Filing Agreement, by and among the Reporting Persons, dated December 23, 2014

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2014

COGHILL CAPITAL MANAGEMENT, LLC+* By: /s/ Clint D. Coghill+* Name: Clint D. Coghill+* Title: Managing Member
By: /s/ Clint D. Coghill+* Name: Clint D. Coghill+*

*The Reporting Persons disclaim beneficial ownership in the Common Stock of the Issuer reported herein except to the extent of their pecuniary interest therein.

+ Principal of the investment manager or investment manager to the investment management entity in whose account the reported securities are held.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit 1

Joint Acquisition Statement
Pursuant to Section 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on this Schedule 13D Amendment is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: December 23, 2014

COGHILL CAPITAL MANAGEMENT, LLC+* By: /s/ Clint D. Coghill+* Name: Clint D. Coghill+* Title: Managing Member

By: /s/ Clint D. Coghill+* Name: Clint D. Coghill+*

SK 02921 0007 6308768